

February 18, 2014

<u>Via U.S. Mail</u>
Jorge Osvaldo Orellana Orellana
Chief Executive Officer
Chile Mining Technologies Inc.
Jorge Canning 1410
Ñuñoa, Santiago
Republic of Chile

      Re: Chile Mining Technologies Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2013
              Filed July 15, 2013
              File No. 000-53132

Dear Mr. Orellana:

      We issued comments to you on the above captioned filing on January 9, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 4, 2014.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

                                      Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and Mining